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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

-068732

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SGI Securites LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Suite 1400

(No. and Street)

New York,   **NY**   **10001**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Schupak   **212-582-4210**   as@sgic-securites.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Buchbinder Tunick & Co.

(Name – if individual, state last, first, and middle name)

150 Clove Road   **Little Falls**   **NJ**   **07424**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Schupak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGI Securities LLC _____, as of 2/28 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

Notary Public

MARY E. COLAVECCHIO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6227430
Qualified in Queens County
Commission Expires Aug. 30, 2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2021

SGI SECURITIES LLC
December 31, 2021

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2021, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Explanation Regarding Exemption from the Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SGI Securities LLC's financial statements. The supplemental information is the responsibility of SGI Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey

February 25, 2022

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	22,709

TOTAL ASSETS	**$**	**22,709**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts Payable $ 1,306

MEMBER'S EQUITY 21,403

TOTAL LIABILITIES AND MEMBER'S EQUITY **$** **22,709**

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
December 31, 2021

FEE REVENUE	$	16,730
OPERATING EXPENSES		
Professional Fees		20,850
Rent		24,000
Office Supplies		1,200
Other Expenses		2,292
TOTAL OPERATING EXPENSES		48,342
NET LOSS		(31,612)
Member's equity, beginning of year		15,248
Member's contribution		37,767
Member's withdrawal		-
Member's equity, end of year	$	21,403

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(31,612)
Increase in accounts payable		817
Net cash used in Operating Activities		(30,795)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions		37,767
Member's Withdrawals		-
Net cash provided by financing activities		37,767
Net increase in cash		6,972
Cash beginning of year		15,737
Cash, end of year		22,709

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION
SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.

ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
The Company accounts for revenue earned from contracts with clients for services under ASC Topic No. 606 "Revenue from Contracts with Customers" ("ASC 606").

Fee revenue. The company provides advisory services to customers. The Company believes the performance obligation is satisfied at the time of payment because the payments are tied to the utilization of services over specific time periods covered by the fee income or are connected to and paid contemporaneously with the completion of transactions.

INCOME TAXES
As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2021 the Company had aggregate indebtedness of $1,306 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2021, the Company had net capital, as defined, of $21,403, which was $16,403 in excess of its required minimum net capital of $5,000, and $15,403 excess of its early warning required net capital.

SGI SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT
The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly,
claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY
The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund
overhead and operation expenses. In 2021, $37,767 was contributed in accordance with the ESA by its sole member.
The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS
The Company considers all highly liquid unrestricted investments with original maturities of three
months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS
The Company has evaluated subsequent events for the period from December 31, 2021, the date of
these financial statements through February 25, 2022 the date these financial statements were available
for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring
during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES
The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

SGI SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Total member's equity from Statement of Financial Condition	$	21,403
Net Capital	$	21,403
Minimum net capital required per 15c3-1(a)(2)	$	5,000
Aggregate indebtedness from Statement of Financial Condition	$	1,306
Ratio of aggregate indebtedness to net capital		6.10%
Debt-equity ratio computed in accordance with 15c3-1(d)		-

Note:
There are no material differences between the computation of net
capital presented above and the computation of net capital included
in the Company's unaudited Form X-17-A-5, Part IIA filing as of
December 31, 2021

SGI SECURITIES LLC

SCHEDULE II
EXPLANATION REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company is exempt from the requirements of SEC Rule 15c3-3 and, therefore, does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. The Company claims exemption under subparagraph (k)(2)(i) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SGI Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SGI Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k) (2) (i) (exemption provisions) and (2) SGI Securities LLC stated that SGI Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SGI Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGI Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLC

Little Falls, New Jersey

February 25, 2022

SGI SECURITIES LLC

EXEMPTION REPORT
December 31, 2021

SGI Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a.5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

In accordance with the FINRA membership agreement applicable to SGI Securities LLC, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). SGI Securities LLC does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of SGI Securities LLC it is in compliance with Rule 15c-3-3 and has been so throughout the year ended December 31, 2021 without exception.

Andrew Schupak
February 25, 2022

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNT FIRM

SGI SECURITIES LLC

December 31, 2021

SGI SECURITIES LLC
December 31, 2021

TABLE OF CONTENTS


BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey

February 25, 2022

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$ 22,709
TOTAL ASSETS	**$ 22,709**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 1,306
MEMBER'S EQUITY	21,403
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 22,709**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2021 the Company had aggregate indebtedness of $1,306 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2021, the Company had net capital, as defined, of $21,403, which was $16,403 in excess of its required minimum net capital of $5,000, and $15,403 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Securities LLC.

The accompanying notes are an integral part of this financial statement

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION
SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.
ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
REVENUE RECOGNITION
On January 1, 2018, we adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.
The adoption of FASB ASC Topic 606 did not have an impact on the recognition of any primary sources of revenue such as principal transactions and fees.
INCOME TAXES
As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2021 the Company had aggregate indebtedness of $1,306 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2021, the Company had net capital, as defined, of 21,403, which was $16,403 in excess of its required minimum net capital of $5,000, and $15,403 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT
The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly,
claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY
The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund
overhead and operation expenses. In 2021, $37,767 was contributed in accordance with the ESA by its sole member.
The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS
The Company considers all highly liquid unrestricted investments with original maturities of three
months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS
The Company has evaluated subsequent events for the period from December 31, 2021, the date of
these financial statements through February 25, 2022 the date these financial statements were available
for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring
during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES
The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.